Filed by Dreyer's Grand Ice Cream, Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-12
                                        of the Securities Exchange Act of 1934

                              Subject Company:  Dreyer's Grand Ice Cream, Inc.
                                                   Commission File No. 0-14190




On September 11, 2002, Dreyer's Grand Ice Cream, Inc. posted the following "Fact Sheet" regarding its 401(k) plan on its intranet site (which is accessible only by its employees) and on the Internet world wide web site of its plan administrator at www.schwabplan.com (which is accessible only by plan participants):

                       DREYER'S GRAND ICE CREAM STOCK FUND
                                   FACT SHEET
AUGUST 13, 2002

INVESTMENT OBJECTIVE
The objective of the fund is to provide participants the opportunity to own and invest in the common stock of Dreyer's Grand Ice Cream, Inc. ("Dreyer's" or the "Company") which may result in capital appreciation. This fund invests only in Dreyer's common stock with approximately 4% in cash and short-term money market instruments. The fund is best suited for investors who are willing to undertake the substantial risks associated with owning a single stock in a portfolio.

ASSET CLASS
Equity-Growth

ASSET MIX
Dreyer's Grand Ice Cream, Inc. Common Stock           Approximately 96%
Cash and Short-Term Money Market Instruments          Approximately  4%

PRINCIPAL HOLDINGS/ASSET ALLOCATION
The holdings of the fund will be approximately 96% in Dreyer's common stock with the balance of approximately 4% held in cash or invested in short-term money market instruments to meet the cash needs for the fund's daily transactions.

The Dreyer's stock fund is a unitized stock fund with each participant's account holding units of a fund whose primary investment is Dreyer's common stock. Participants can buy and sell units of the Stock Fund in the same way that they can buy and sell shares in any other fund in their Savings Plan account. Unitization eliminates settlement delays and allows a participant to purchase or sell units of the Dreyer's stock fund all within one business day. The unit price of the stock fund will be different than the underlying share price of Dreyer's common stock. The market value of a participant's account equals the number of units multiplied by the closing price of each unit.

Participants and beneficiaries have voting rights on shares of Dreyer's common stock held in the fund allocated to their accounts.

MANAGEMENT OF THE FUND
The Charles Schwab Trust Company manages the stock fund and ensures that approximately 96% of the fund is always invested in Dreyer's common stock. The Company uses SEI, Inc. to perform daily fund accounting and to report the number of units and the daily closing price of each fund unit. SEI calculates the fund's daily Net Asset Value ("NAV") shortly after the end of each business day. The NAV considers the closing price of Dreyer's common stock, the value of the liquidity fund (short-term money market instruments and cash held by the fund) and any Dreyer's common stock dividends. The Company has paid a regular quarterly dividend since the first quarter of 1991. The dividend must be declared by the Company's Board of Directors each quarter based upon their evaluation of the Company's financial condition.

There is an annualized fee charged by Schwab of .001% on assets held in the Dreyer's Stock Fund. A commission of 4 cents a share will also be charged on all Dreyer's Stock Fund transactions. Expenses associated with the services of SEI, Inc. will be allocated to the Savings Plan.

MERGER AND CONTRIBUTION AGREEMENT WITH NESTLE
On June 16, 2002, the Company entered into an Agreement and Plan of Merger and Contribution (the Merger Agreement) with Nestle Holdings, Inc. (Nestle) and NICC Holdings, Inc., a wholly-owned subsidiary of Nestle, to combine the Company with Nestle's United States frozen dessert business. The combination will result in both the Company and Nestle Ice Cream Company, LLC (NICC), which holds Nestle's United States frozen dessert business, becoming wholly-owned subsidiaries of a newly formed Delaware corporation (New Dreyer's). If the transactions contemplated by the Merger Agreement are completed, shares of the Company's common stock held by the fund will be exchanged for an equal number of shares of class A callable puttable common stock of New Dreyer's, as set forth in SUITABILITY/RISK CONSIDERATIONS below.

SUITABILITY/RISK CONSIDERATIONS
If the transactions contemplated by the Merger Agreement are completed, the Dreyer's Grand Ice Cream Stock Fund will exchange its shares of the Company's common stock for an equal number of class A callable puttable common shares of New Dreyer's. Participants in the Savings Plan will continue to be able to purchase and sell units in the Stock Fund just as they can purchase and sell other assets in their Savings Plan account. Holders of class A callable puttable common shares of New Dreyer's will be permitted to sell (put) some or all of their shares to New Dreyer's for $83.00 per share during two periods: December 1, 2005 through January 13, 2006 and April 3, 2006 through May 12, 2006. The New Dreyer's shares will also be subject to redemption (call) by New Dreyer's at the request of Nestle at $88.00 per share during the first six months of 2007. The completion of the transaction is subject to both regulatory and shareholder approval, and would result in Nestle owning 67 percent of the fully diluted common shares of New Dreyer's.

The fund currently has a much higher risk than a diversified portfolio of stocks. Since 1990 and prior to June 17, 2002, the price of Dreyer's common stock fluctuated by as much as 51% to the upside and 45% to the downside from the beginning to the end of any given quarter. The price of Dreyer's common stock increased significantly on June 17, 2002 as a result of the announcement of the transactions contemplated by the Merger AgreementIt is anticipated that a proxy statement/prospectus will be filed shortly with the Securities and Exchange Commission with respect to the transaction, and potential participants are urged to obtain a copy of such document for a more comprehensive description of the features of and considerations associated with an investment in the class A callable puttable common stock and a full description of the terms and conditions of the Merger Agreement.


Financial and other information on the Company can be found in the Company's 2001 Annual Report on Form 10-K, the Company's Quarterly Reports on Form 10-Q or Current Reports on Form 8-K filed by the Company with the Securities and Exchange Commission.

PAST PERFORMANCE
The first graph below shows the Company's return to stockholders compared to the Standard & Poor's 500 Index and the Standard & Poor's Foods -500 Index over the 5-year period from December 28, 1996 through December 29, 2001. The lower graph shows the monthly closing stock price for the Company over the past 60 month period ending 7/31/02.

               COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*
 DREYER'S GRAND ICE CREAM, INC., THE S&P 500 INDEX AND THE S&P 500 FOOD INDEX


[Graph depicting stock performance of Dreyer's Grand Ice Cream, Inc., The S&P 500 Index and the S&P 500 Food Index from 1996 to 2001, beginning with a baseline of 100 in 1996 and showing the following returns thereafter:

(Because the graph does not provide precise values, all figures after 1996 are approximations)

    Year        Dreyer's        S&P 500 Index       S&P 500 Food Index
   -----        --------        -------------       ------------------

   1996          $100.00            $100.00                $100.00
   1997          $166.92            $127.37                $139.86
   1998          $ 96.56            $169.33                $157.86
   1999          $113.02            $203.92                $121.66
   2000          $226.42            $186.80                $154.35
   2001          $277.00            $166.46                $158.13]


* Assumes $100 investment on December 28, 1996, in each of Dreyer's Grand Ice Cream, Inc., the S&P 500 Index and the S&P 500 Food Index, including the reinvestment of dividends.



                      DREYER'S GRAND ICE CREAM, INC. (DRYR)
            MONTHLY CLOSE STOCK PRICE: JUL. 1997 THROUGH JUL. 2002


[Graph Depicting Monthly Stock Price Close of Dreyer's Grand Ice Cream, Inc. from July 1997 through July 2002, beginning with an approximate baseline of $21.00 and showing the following fluctuations thereafter:


(Because the graph does not provide precise values, all figures are approximations)

        Date           Price                  Date            Price
     ----------       --------              ----------       ----------

     Jan   '97         $14.750              Oct.  '99         $17.063
     Feb.  '97         $15.469              Nov.  '99         $16.625
     Mar.  '97         $16.500              Dec.  '99         $17.000
     Apr.  '97         $15.680              Jan.  '00         $15.125
     May   '97         $18.375              Feb.  '00         $18.188
     Jun.  '97         $19.750              Mar.  '00         $25.750
     Jul.  '97         $21.125              Apr.  '00         $24.000
     Aug.  '97         $23.375              May.  '00         $21.188
     Sep.  '97         $26.000              Jun.  '00         $21.000
     Oct.  '97         $20.688              Jul.  '00         $23.813
     Nov   '97         $24.250              Aug.  '00         $20.766
     Dec.  '97         $24.125              Sep.  '00         $21.563
     Jan.  '98         $23.000              Oct.  '00         $24.625
     Feb.  '98         $22.625              Nov.  '00         $27.500
     Mar.  '98         $22.000              Dec.  '00         $32.250
     Apr.  '98         $25.250              Jan.  '01         $35.375
     May   '98         $25.313              Feb.  '01         $30.063
     Jun.  '98         $20.125              Mar.  '01         $25.938
     Jul.  '98         $17.031              Apr.  '01         $25.730
     Aug.  '98         $10.375              May   '01         $28.900
     Sep.  '98         $11.125              Jun.  '01         $27.900
     Oct.  '98         $13.125              Jul.  '01         $27.530
     Nov.  '98         $13.625              Aug.  '01         $29.920
     Dec.  '98         $15.125              Sep.  '01         $29.050
     Jan.  '99         $11.938              Oct.  '01         $32.700
     Feb.  '99         $12.438              Nov.  '01         $34.990
     Mar.  '99         $12.938              Dec.  '01         $38.510
     Apr.  '99         $13.625              Jan.  '02         $38.600
     May   '99         $16.563              Feb.  '02         $43.710
     Jun.  '99         $15.125              Mar.  '02         $41.190
     Jul.  '99         $18.938              Apr.  '02         $46.660
     Aug.  '99         $17.000              May   '02         $43.930
     Sep.  '99         $17.375              Jun.  '02         $68.600
                                            Jul.  '02         $66.960


DISCLOSURES
1) Past performance is no indication of future results.
2) The S&P 500 Index is a capitalization weighted index of 500 widely traded stocks. Created by Standard & Poor's, it is considered to represent the performance of the stock market in general. It is not an investment product available for purchase.
3) The S&P 500 Food Index is a capitalization weighted index of the 9 largest US Food Companies. Created by Standard & Poor's, it is considered to represent the performance of the Food Sector in general. It is not an investment product available for purchase.
4) The Charles Schwab Trust Company ("CSTC"), a California chartered trust company, provides custody and trust services to Schwab customers and its affiliates. CSTC is an affiliate of Schwab Retirement Plan Services, Inc.
5) The information provided was prepared for the Dreyer's Grand Ice Cream Stock Fund by Dreyer's Grand Ice Cream, Inc. This entity is independent of CSTC, Schwab Retirement Plan Services, Inc., and its affiliates (collectively "Schwab"). None of the information constitutes a recommendation by Schwab or a solicitation of an offer to buy or sell any securities. The information is not intended to provide investment advice. Schwab does not guarantee the suitability or potential value of any particular investment or information source. Neither Schwab nor the Provider guarantee the accuracy, timeliness, completeness or correct sequencing of the information, or warrant any results from use of the information.

This document contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties, some of which are contained in filings made by Dreyer's Grand Ice Cream, Inc. ("Dreyer's") with the Securities and Exchange Commission ("SEC"), that could cause actual results to differ materially from those described in the forward-looking statements.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other documents filed by Dreyer's with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained free of charge from Dreyer's by directing a request to 5929 College Avenue, Oakland, California 94618, Attn: Investor Relations.

Dreyer's and its officers and directors may be deemed to be participants in the solicitation of proxies from Dreyer's shareholders with respect to these transactions. Information regarding such officers and directors is included in Dreyer's proxy statement for its 2002 annual meeting of shareholders filed with the SEC on April 8, 2002. This document is available free of charge at the SEC's web site at www.sec.gov or from Dreyer's as described above.